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                              May 28, 2020

       Chris Christensen
       Chief Executive Officer
       iCap Vault 1, LLC
       3535 Factoria Blvd. SE, Suite 500
       Bellevue, WA 98006

                                                        Re: iCap Vault 1, LLC
                                                            Amendment No. 2 to
Registration Statement on Form S-11
                                                            Filed May 14, 2020
                                                            File No. 333-236458

       Dear Mr. Christensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2020 letter.

       Amendment No. 2 to Form S-11 filed on May 14, 2020

       General

   1. We note your response to comment 8 and your disclosure that the Board of Managers, in its sole discretion,
will determine the interest rate from time to time after considering a number of market
factors. It does not appear to us that your pricing structure on the notes complies with
Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation
                                                        S-K. Please revise your
pricing structure as appropriate. We may have further comment.
   2. The offering of up to $700,710 aggregate principal amount of the Notes to existing noteholders in exchange
for tendered Private Placement Notes appears to constitute a tender offer that is
subject to Section 14(e) of the Exchange Act and Regulation 14E
                                                        thereunder. As such,
please confirm that the offer will comply with all applicable
 Chris Christensen
FirstName LastNameChris Christensen
iCap Vault 1, LLC
Comapany NameiCap Vault 1, LLC
May 28, 2020
May 28, 2020 Page 2
Page 2
FirstName LastName
         provisions of Regulation 14E, including, but not limited to, the following: (i) the offer will be held open for no less than 20 business days (Rule 14e-1(a)),
(ii) the offer will be
         held open and for at least 10 business days from the date that notice of any increase or decrease in the consideration offered (which would include a change in the interest rate of the Notes) is given to security holders (Rule 14e-1(b)), and (iii) the offeror and other
         "covered persons" will not directly or indirectly purchase or arrange to purchase Private
         Placement Notes from the time of public announcement of the tender offer (meaning
         February 14, 2020) until the offer expires (Rule 14e-5).
3. We note the following disclosure on page 45: "In our sole discretion, we have the right to terminate the offering at any time, even before we have sold all the Notes. There are no specific events which might trigger our decision to terminate the offering." The offer may not be terminated at any time for any reason without the offer potentially constituting an illusory offer in contravention of Section 14(e). Please revise this disclosure, and other statements similar to it, to make clear that the Company may only terminate the offer pursuant to objectively determinable offer conditions.
4. We note the statement on page 9 and elsewhere that "Any such partial redemption of outstanding Notes may be effected by lot or pro rata or by any other method that is deemed fair and appropriate by us." Please confirm your understanding that any such redemption will comply with applicable tender offer rules.
Prospectus Summary
Recent Developments, page 10

5. We note your response to comment 3. Please revise to indicate that the repayment of
         $14,739,855 was a return of capital to investors.
Plan of Distribution
The Offering will be Sold by Our Officers and Directors, page 43

6. We note your response to comment 16. Please revise your plan of distribution to describe the specific activities that your officers and directors will engage in in the offer and sell the securities on your behalf.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 83

7. We note your statement that "we believe we will need at least $500,000 to provide working capital and $500,000 for professional fees for the next 12 months. We will utilize from the initial $500,000 raised in the offering for such required amounts for working capital and professional fees for the next 12 months." Please revise to clarify the amounts raised in the offering required for working capital and professional fees for the next 12 months.
 Chris Christensen
iCap Vault 1, LLC
May 28, 2020
Page 3
Index to Financial Statements, page F-1

8. Please tell us how you determined it was unnecessary to provide financial statements of Vault Holding 1, LLC. Please refer to Rule 3-10 of Regulation S-X.
       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameChris Christensen
                                                          Division of
Corporation Finance
Comapany NameiCap Vault 1, LLC
                                                          Office of Real Estate
& Construction
May 28, 2020 Page 3
cc:       Laura Anthony
FirstName LastName